     As filed with the Securities and Exchange Commission on April 29, 1999

                                                      Registration No. 333-77383
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                   FORM S-3/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            KIMCO REALTY CORPORATION
             (Exact name of registrant as specified in its charter)

                            ------------------------

            Maryland                                      13-2744380
(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                      Identification No.)

                             3333 New Hyde Park Road
                       New Hyde Park, New York 11042-0020
                                 (516) 869-9000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                              BRUCE KAUDERER, ESQ.
                             3333 New Hyde Park Road
                       New Hyde Park, New York 11042-0020
                                 (516) 869-9000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              RAYMOND Y. LIN, ESQ.
                                Latham & Watkins
                          885 Third Avenue, Suite 1000
                          New York, New York 10022-4802
                                 (212) 906-1200

                            ------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE
================================================================================

                                                          Proposed maximum     Proposed maximum
                                         Amount to be   aggregate price per   aggregate offering      Amount of
    Title of shares to be registered      registered          share(1)             price(2)        registration fee
-------------------------------------------------------------------------------------------------------------------
common stock, par value $0.01 per
   share and related rights............

===================================================================================================================

(1) Based upon the average of the high and low prices of the shares of common stock reported on the New York Stock Exchange on April 27, 1999, pursuant to Rule 457(c) of the Securities Act of 1933.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

                            ------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. KIMCO REALTY CORPORATION MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED APRIL 29, 1999

PROSPECTUS

                            Kimco Realty Corporation

                                 170,000 Shares
                                  Common Stock

                                   -----------

This prospectus relates to our potential issuance of up to 170,000 shares of our common stock from time to time to the entities identified in this prospectus.

We will not receive any proceeds from the issuance of the shares of our common stock but we will acquire limited partnership units related to a Florida limited partnership that owns a shopping center in Bradenton, Florida tendered in exchange for shares of our common stock.

Our shares of common stock are traded on the New York Stock Exchange under the symbol "KIM."


                                   -----------

You should consider the risks discussed in "Risk Factors" beginning on page 3 of this prospectus before you invest in our common stock.


                                   -----------

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. It is illegal to tell you otherwise.


                                   -----------


             The date of this prospectus is                   , 1999

                                TABLE OF CONTENTS

                                                                            Page

RISK FACTORS...................................................................3

WHERE YOU CAN FIND MORE INFORMATION............................................3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE................................4

FORWARD-LOOKING STATEMENTS.....................................................5

THE COMPANY....................................................................5

RECENT DEVELOPMENTS............................................................6

THE OFFERING...................................................................6

USE OF PROCEEDS................................................................6

DESCRIPTION OF CAPITAL STOCK...................................................6

EXCHANGE OF LIMITED PARTNERSHIP UNITS.........................................10

COMPARISON OF BAY-GARD AND OUR COMPANY........................................13

FEDERAL INCOME TAX CONSIDERATIONS.............................................18

SELLING HOLDERS...............................................................32

PLAN OF DISTRIBUTION..........................................................33

LEGAL MATTERS.................................................................34

EXPERTS.......................................................................34

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to "we," "us," "our" or "Kimco" means Kimco Realty Corporation and its subsidiaries.

                                  RISK FACTORS

An investment in the common stock of Kimco involves risk, and you may lose money. Kimco's financial success depends upon many factors including:

o general economic and local real estate conditions could change (for example, our tenants' businesses may change if the economy changes, which might affect the amount of rent they pay us or their ability to pay rent to
     us);

o changes in the retail industry, such as a move to internet shopping, could increase the costs of or otherwise affect the operations of Kimco's tenants, which might affect the amount of rent our tenants pay us or their ability to pay rent to us;

o the laws and regulations that apply to us could change (for example, a change in the tax laws that apply to real estate investment trusts could result in unfavorable tax treatment for us);

o capital availability could change (for example, financing opportunities may not be available to us, or may not be available to us on favorable terms, which could slow our growth);

o suitable acquisition opportunities may not be available to us or may not be available to us on favorable terms, which could slow our growth;

o our operating costs may increase because of inflation or other reasons that we might not be able to fully pass on to our tenants, which could reduce our profitability;

o the general uncertainty inherent with the issue of whether computers properly process dates in the Year 2000 could adversely affect us and could result in Kimco being unable to timely and cost-effectively avert or resolve problems associated with the Year 2000 issue. Such problems could include Kimco being unable to process tenant payments efficiently, and tenants payments being delayed. In addition, our tenants' and vendors' businesses may be damaged by problems associated with the Year 2000 issue, which might affect their ability to pay us rent or deliver needed products and services to us.

You should read this prospectus and the documents referenced in this prospectus carefully before investing.

                       WHERE YOU CAN FIND MORE INFORMATION

Kimco Realty Corporation files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any material that Kimco has filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Kimco files information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. You also may inspect copies of these materials and other information about us at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement Kimco filed with the SEC. The prospectus does not contain all of the information included in the registration statement. Kimco has omitted parts of the registration statement as permitted under the rules and regulations of the SEC. For further information, Kimco refers you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, Kimco refers you to the actual exhibit for a more complete description of the matters involved. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allow us to "incorporate by reference" the information Kimco files with them, which means that Kimco can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that Kimco files later with the SEC will automatically update and supersede this information. Kimco incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), before the termination of the offering of the shares made under this prospectus:

1. Annual Report on Form 10-K for the fiscal year ending December 31, 1998 (File No. 1-10899);
2.       Proxy statement dated April 12, 1999 (File No. 1-10899);
3.       Current Report on Form 8-K dated January 29, 1999 (File No. 1-10899);
4. The description of the capital stock contained in our registration statements on Form S-3, dated August 31, 1998 (File No. 333-61303) and our registration statement on Form S-4, dated May 14, 1998 (File No. 333-52667), including amendment dated May 15, 1998.

Upon request, we will provide to you without charge a copy of any of the documents incorporated by reference in this prospectus, except the exhibits to those documents (unless the exhibits are specifically incorporated by reference in the documents). You may ask for these copies from:

                              Bruce Kauderer, Esq.
                                 General Counsel
                             3333 New Hyde Park Road
                       New Hyde Park, New York 11042-0020
                                 (516) 869-9000

                           FORWARD-LOOKING STATEMENTS

Statements in this prospectus and the information incorporated by reference that are not historical factual statements are "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 (the "Securities Act") and section 21E of the Exchange Act. Kimco intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this section for purposes of complying with these safe harbor provisions.

Our forward-looking statements include, among other things, statements regarding the intent, belief or expectations of Kimco and its officers and can be identified by the use of terminology such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "should" and other comparable terms or the negative thereof. In addition, Kimco, through its senior management, occasionally makes forward-looking oral and written public statements concerning Kimco's expected future operations and other developments. Shareholders and investors are cautioned that, although forward-looking statements reflect Kimco's good faith beliefs and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward-looking statements as a result of various factors, including the factors previously discussed in this prospectus under the heading "Risk Factors".

                                   THE COMPANY

Kimco Realty Corporation is one of the nation's largest owners and operators of neighborhood and community shopping centers. As of March 1, 1999, Kimco's portfolio was comprised of 440 property interests including:

o    368 neighborhood and community shopping center properties;

o    two regional malls;

o    60 retail store leases;

o    three parcels of undeveloped land;

o    one distribution center;

o    one stand-alone retail warehouse; and

o    five projects under development.

These properties comprise a total of approximately 57.2 million square feet of leasable space located in 40 states. Kimco believes its portfolio of neighborhood and community shopping center properties is the largest (measured by gross leasable area) currently held by any publicly-traded real estate investment trust ("REIT"). Kimco is a self-administered REIT and manages its properties through its management, which has owned and operated neighborhood and community shopping centers for more than 30 years. Kimco has not engaged, nor does it expect to retain, any REIT advisors in connection with the operation of its properties.

Our executive offices are located at 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020 and our telephone number is (516) 869-9000.

                             RECENT DEVELOPMENTS

On April 27, 1999, the Comptroller of the State of New York, as trustee for the Common Retirement Fund, entered into a subscription agreement to purchase up to $117 million of limited partnership interests in Kimco Income Operating Partnership. The Common Retirement Fund initially purchased approximately $70 million of limited partnership interests, with the remainder of its investment to be made as Kimco Income Operating Partnership acquires additional properties. Kimco Income Operating Partnership currently owes 23 shopping centers, with a gross asset value of approximately $430 million encumbered by approximately $250 million of mortgage debt. The partnership expects to incur approximately $50 million of additional indebtedness on its properties. As a result of the investment by the New York Common Retirement Fund and related transactions, we no longer have a controlling interest in these properties.

                                  THE OFFERING

This prospectus relates to Kimco's potential issuance of up to 170,000 shares of our common stock from time to time to holders of limited partnership interests limited in Bay-Gard Ltd., a Florida limited partnership to the extent the limited partners tender their limited partnership units in the Bay-Gard partnership and receive shares of our common stock in exchange. This prospectus also relates to the possible offer and sale of those shares from time to time by those limited partners that exchange their units for our common stock. This registration does not necessarily mean that Kimco will issue any shares of our common stock or that the limited partners that exchange their limited partnership units for our common stock subsequently will offer or sell any of the shares of our common stock.

The limited partnership units were issued to the limited partners in connection with the formation of the Bay-Gard partnership. Pursuant to the Bay-Gard partnership agreement, beginning on May 15, 1999, the limited partners have the right to exchange their units held for, at Kimco's option, our common stock or cash.

The number of shares of Kimco common stock or cash a limited partner will be entitled to receive upon tendering units will depend upon the market price of Kimco stock in the weeks before the exchange as well as the amount of preferred return on the units that is accrued and unpaid at the time of the exchange.

Instead of issuing common stock upon the exchange of limited partnership units, we may, at our option, deliver cash in an amount equal to the value of the number of shares of our common stock the tendering limited partner would have otherwise received. Kimco anticipates, however, that it will elect to issue common stock rather than pay cash in exchange for any and all limited partnership units tendered for exchange.

The terms and conditions associated with the exchange of units are more fully described later in this prospectus under the heading "Exchange of Limited Partnership Units."

                                 USE OF PROCEEDS

Kimco will not receive any proceeds from the issuance of the shares of our common stock to limited partners that tender their units or from any subsequent sales of the shares of our common stock by tendering limited partners of the Bay-Gard partnership. Kimco, however, has agreed to pay the registration expenses of the limited partners that tender their units, but it will not pay their brokerage and sales commissions nor the cost of their counsel. Kimco will acquire limited partnership units in exchange for any shares of common stock that Kimco may issue to the limited partners pursuant to this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

General

The following description is a summary of the material provisions of Kimco's:

o Articles of Amendment and Restatement and Articles Supplementary (our "charter"), copies of which were filed as exhibits to our Annual Reports on Form 10-K for the fiscal years ended December 31, 1994, December 31, 1995, December 31, 1996, and December 31, 1997.

o Amended and restated by laws (our "bylaws"), a copy of which was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

This description does not restate these agreements in their entirety. We urge you to read these agreements because they, and not this description, define your rights as holders of our securities. We have filed copies of these agreements as exhibits to or incorporated them by reference into the registration statement that includes this prospectus.

Our charter currently authorizes the issuance of up to 158,070,000 shares, including 100,000,000 shares of our common stock.

As more fully described in the Proxy Statement and registration statements on Form S-3 incorporated by reference into this prospectus, Kimco also has authorized preferred stock and excess stock. As of April 6, 1999, the outstanding shares of stock of Kimco were as follows:

o    60,181,610 shares of Common Stock;

o    no shares of Excess Stock;

o    no shares of Preferred Stock;

o 300,000 shares of Class A Preferred Stock; no shares of Class A Excess Preferred Stock;

o 200,000 shares of Class B Preferred Stock; no shares of Class B Excess Preferred Stock;

o 400,000 shares of Class C Preferred Stock; no shares of Class C Excess Preferred Stock;

o 429,159 shares of Class D Preferred Stock; no shares of Class D Excess Preferred Stock;

o no shares of Class E Preferred Stock; and no shares of Class E Excess Preferred Stock.

In addition, as of that date, approximately 2,297,485 shares of our common stock have been reserved for issuance under Kimco's Equity Participation Plan.

The authorized shares of our common stock and preferred stock in excess of those presently outstanding are available for issuance at such times and for such purposes as our board of directors may deem advisable without further action by our stockholders, except as may be required by applicable laws or regulations, including stock exchange rules. These purposes may include stock dividends, stock splits, retirement of indebtedness, employee benefit programs, corporate business combinations, acquisitions of property or other corporate purposes. The authorized shares of our excess stock are available for issuance pursuant to our charter and as may be necessary to preserve Kimco's qualification as a REIT under applicable tax laws. Our board of directors does not intend to issue any stock except for reasons and on terms that they deem to be in Kimco's best interests. Because the holders of our common stock do not have preemptive rights, the issuance of common stock, other than on a pro rata basis to all current stockholders, would reduce the current stockholders' proportionate interests. In any such event, however, stockholders wishing to maintain their interests may be able to do so through normal market purchases. Any future issuance of Kimco common stock will be subject to the rights of holders of outstanding shares of the existing Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock and Class D Preferred Stock and of any shares of preferred stock we may issue in the future.

Common Stock

As of April 6, 1999, there were 60,181,610 shares of Kimco's common stock outstanding. All shares of common stock have equal right to dividends payable to common stockholders as declared by our board of directors and in net assets available for distribution to common stockholders on liquidation, dissolution, or winding up of Kimco. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders. Holders of common stock do not have cumulative voting rights in the election of directors. All issued and outstanding shares of common stock are, and the common stock offered under this prospectus will be upon issuance, validly issued, fully paid and nonassessable. As a holder of the common stock you do not have preference, conversion, exchange or preemptive rights. The common stock is listed on the New York Stock Exchange under the ticker symbol "KIM."

Under Maryland law a distribution to our common stockholders, whether by dividend, redemption or other acquisition of shares, may be made only if, after giving effect to the distribution, Kimco's total assets are greater than its total liabilities plus the amount necessary to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to common stockholders. Kimco has complied with this requirement in all of its prior distributions to holders of common stock.

For a description of the capital structure of Kimco, including the preferred stock, depositary shares, debt securities and warrants, see our registration statements on Form S-3, dated August 31, 1998, October 6, 1997 and May 30, 1996, as each may be amended and may be amended further, and the Proxy Statement, each of which is incorporated by reference into this prospectus.

Transfer Agent

The transfer agent and registrar for our common stock is Bank Boston, N.A. c/o Boston EquiServe, L.P.

Transfer Restrictions, Restrictions on Ownership

Because Kimco's board of directors believes it is essential for Kimco to continue to qualify as a REIT, our charter and bylaws contain restrictions on the ownership and transfer of our capital stock, which are intended to assist Kimco in complying with these requirements.

For Kimco to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In addition, rent from Related Party Tenants (as defined below) is not qualifying income for purposes of the income tests under the Code.

Subject to certain exceptions specified in the our charter, no holder may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 2% (the "Ownership Limit") in value of the outstanding shares of Kimco's common stock. The constructive ownership rules are complex and may cause common stock owned actually or constructively by a group of related individuals and/or entities to be deemed constructively owned by one individual or entity. As a result, the acquisition of less than 2% in value of the common stock (or the acquisition of an interest in an entity which owns common stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 2% in value of the common stock, and thus subject such common stock to the Ownership Limit.

Existing stockholders who exceeded the Ownership Limit immediately after the completion of Kimco's initial public offering of its common stock (the "IPO") in November 1991, may continue to do so and may acquire additional shares through the stock option plan, or from other existing stockholders who exceed the Ownership Limit, but may not acquire additional shares from such sources such that the five largest beneficial owners of common stock could own, actually or constructively, more than 49.6% of the outstanding common stock, and in any event may not acquire additional shares from any other sources. In addition, because rent from Related Party Tenants (generally, a tenant owned, actually or constructively, 10% or more by a REIT, or a 10% owner of a REIT) is not qualifying rent for purposes of the gross income tests under the Code, our charter provides that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the Ownership Limit), in excess of 9.8% in value of the outstanding common stock (the "Related Party Limit"). The board of directors may waive the Ownership Limit and the Related Party Limit with respect to a particular stockholder (such Related Party Limit has been waived with respect to the existing stockholders who exceeded the Related Party Limit immediately after the IPO) if evidence satisfactory to the board of directors and Kimco's tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of Kimco. The foregoing restrictions on transferability and ownership will not apply if the board of directors determines that it is no longer in Kimco's best interests to attempt to qualify, or to continue to qualify, as a REIT. If shares of common stock in excess of the Ownership Limit or the Related Party Limit, or shares which would cause the REIT to be beneficially owned by less than 100 persons or which would cause Kimco to be "closely held" within the meaning of the Code or would otherwise result in failure to qualify as a REIT, are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares transferred in excess of the Ownership Limit or the Related Party Limit, or shares which would otherwise cause Kimco to be "closely held" within the meaning of the Code or would otherwise result in failure to qualify as a REIT, will automatically be exchanged for shares of a separate class of stock ("Excess Stock") that will be transferred by operation of law to Kimco as trustee for the exclusive benefit of the person or persons to whom the shares are ultimately transferred, until such time as the intended transferee retransfers the shares. While these shares are held in trust, they will not be entitled to vote or to share in any dividends or other distributions, except upon liquidation. The shares may be retransferred by the intended transferee to any person who may hold such shares at a price not to exceed (1) the price paid by the intended transferee, or (2) if the intended transferee did not give value for such shares, a price per share equal to the market value of the shares on the date of the purported transfer to the intended transferee, at which point the shares will automatically be exchanged for ordinary common stock. In addition, such shares of Excess Stock held in trust are purchasable by Kimco for a 90-day period at a price equal to the lesser of the price paid for the stock by the intended transferee and the market price for the stock on the date Kimco determines to purchase the stock. This period commences on the date of the violative transfer if the intended transferee gives notice to Kimco of the transfer, or the date the board of directors determines that a violative transfer has occurred if no notice is provided.

All certificates representing shares of common stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Code, more than a specified percentage of the outstanding shares of common stock must file an affidavit with Kimco containing the information specified in our charter within 30 days after January 1 of each year. In addition, each common stockholder shall upon demand be required to disclose to Kimco in writing such information with respect to the actual and constructive ownership of shares as the board of directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

Qualification as a REIT. Kimco has elected, commencing with its taxable year which began January 1, 1992, to qualify as a REIT under Sections 856 through 860 of the Code. If, as Kimco believes, it is organized and operates in such a manner so as to qualify and remain qualified as a REIT under the Code, Kimco generally will not be subject to Federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income as defined under the Code.

                      EXCHANGE OF LIMITED PARTNERSHIP UNITS

The following description of the exchange rights of limited partners is a summary of the material provisions of the Amended and Restated Partnership Agreement of Bay-Gard dated May 15, 1998. This description does not restate the Bay-Gard partnership agreement in its entirety. We urge you to read the Bay-Gard partnership agreement because it, and not this description, defines the rights of Bay-Gard's limited partners. We have filed a copy of Bay-Gard's partnership agreement as an exhibit to the registration statement that includes this prospectus.

Terms of Exchange

Exchange Rights. Beginning on May 15, 1999, each limited partner has the right, upon providing a notice of exchange, to require Kimco to acquire all or a portion of the Bay-Gard limited partnership units it holds in exchange for, at our election, cash or shares of our common stock. A limited partner that exchanges limited partnership units is not entitled to tender less than 1,000,000 units for exchange at any one time unless such lesser amount is all of
the limited units the limited partner owns. As of           , 1999, the date of
this prospectus, the limited partners own an aggregate of 4,973,196 limited partnership units. Upon exchange, a tendering limited partner will receive at Kimco's election, either (1) that number of shares of our common stock determined by multiplying the number of limited partnership units tendered by an exchange factor or (2) an amount of cash equal to the value of such shares of our common stock, such value to be determined as provided in the Bay-Gard partnership agreement. The calculation of the exchange factor is complex and is governed by the Bay-Gard partnership agreement and the Contribution Agreement dated April 6, 1998, as amended. In general, the exchange factor is equal to the sum of (1) $1 plus (2) any preferred returns accrued on limited partner units, but not yet paid, such sum divided by the averaged trading price for shares of Kimco common stock as calculated over the ten consecutive trading days immediately prior to receipt of a notice requesting the exchange. Additional factors may affect the exchange factor and we urge you to read the Bay-Gard partnership agreement and contribution agreement because they, and not this summary, define the limited partners' rights, and govern the terms of the exchange. We have filed copies of these agreements as exhibits to our registration statement that includes this prospectus. If Kimco elects to deliver cash in lieu of all or any portion of our common stock, the market value of those shares will be equal to the average of the closing trading price of our common stock for the ten trading days ending on the trading day immediately prior to the day on which the limited partner notifies us of an intention to effect an exchange. Limited partnership units that are acquired by Kimco in exchange for limited partnership units will be held by us with the same rights and preferences of limited partnership units held by the other limited partners of Bay-Gard with the exception that Kimco can not exchange such units for Kimco common stock.

Our acquisition of the limited partnership units, whether they are acquired for shares of common stock or cash, will be treated as a sale of the limited partnership units to us for federal income tax purposes. See "Federal Income Tax Considerations--Tax Consequences of Exchange of Units."

A limited partner effecting an exchange of all or a portion of their limited partnership units must deliver to Kimco a "Notice of Exchange", substantially in the form of Exhibit B to the Bay-Gard partnership agreement. A limited partner shall have the right to receive the number of shares of our common stock or, at our election, cash, each in an amount determined as described in the Bay-Gard partnership agreement and as summarized above. Common stock received in an exchange shall be delivered on the terms provided in the Bay-Gard partnership agreement and as duly authorized, validly issued, fully paid and nonassessable shares, free of any pledge, lien, encumbrance or restriction, other than those provided in Kimco's charter and bylaws, the Securities Act, relevant state securities or blue sky laws and any applicable registration rights agreement with respect to such shares into which the limited partner has entered.

We will not be obligated to effect an exchange of tendered limited partnership units if the issuance of our common stock to the tendering limited partner is prohibited under the provisions of our charter and bylaws, particularly those that are intended to protect our qualification as a REIT.

Comparison of Ownership of Limited Partnership Units and Common Stock

Generally, the nature of an investment in our common stock is similar in several respects to an investment in limited partnership units. Nevertheless, there are also differences between ownership of limited partnership units and ownership of our common stock, some of which may be material to investors.

The information below highlights a number of the significant differences between Bay-Gard and Kimco, relating to, among other things, form of organization, management control, voting rights, compensation and fees, investor rights, liquidity and federal income tax considerations. These comparisons are intended to assist Bay-Gard's limited partners in understanding how their investment will be changed if they exchange their units and receive shares of our common stock.

This discussion is summary in nature and is not a complete discussion of these matters. You should carefully review the balance of this prospectus and the registration statement (of which this prospectus is a part) for additional important information about us.

                     COMPARISON OF BAY-GARD AND OUR COMPANY

           Form of Organization and Assets                                     Form of Organization and Assets
                   Owned--Bay-Gard                                                       Owned--Kimco

 Bay-Gard is a Florida limited partnership.  As of                   Kimco is a Maryland corporation.  Kimco has elected to be
 December 31, 1998, Bay-Gard owned a shopping center,                taxed as a REIT under the Internal Revenue Code and we
 commonly known as Bayshore Gardens Shopping Center, in              intend to maintain our qualification as a REIT.  As of
 Bradenton, Florida.                                                 March 1, 1999, Kimco's portfolio of properties consisted
                                                                     of:

                                                                     o     368 neighborhood and community shopping center
                                                                           properties;

                                                                     o     two regional malls;

                                                                     o     60 retail store leases;

                                                                     o     three parcels of undeveloped land;

                                                                     o     one distribution center;

                                                                     o     one stand-alone retail warehouse; and

                                                                     o     five projects under development;

                                                                     comprising a total of approximately 57.2 million square
                                                                     feet of leasable space located in 40 states.

                    Purpose-- Bay-Gard                                                   Purpose-- Kimco

 Bay-Gard's purpose is to conduct any business that may              Under our charter and bylaws, Kimco may engage in any
 lawfully be conducted by a limited partnership, provided            lawful act or activity for which corporations may be
 that Bay-Gard's business permits Kimco to be classified             organized under the general laws of the State of Maryland.
 as a REIT for federal income tax purposes.

                Additional Equity-- Bay-Gard                                          Additional Equity-- Kimco

 Bay-Gard is authorized to issue limited partnership units           Subject to applicable NYSE rules and regulations, our
 in exchange for additional capital contributions, as                board of directors may issue, in its discretion,
 determined by its general partner.  In exchange for such            additional shares of capital stock; provided, that the
 capital contributions, Bay-Gard may issue units to its              total number of shares issued does not exceed the
 general partner, to existing partners, and to third                 authorized number of shares of capital stock in our
 parties.  The consent of a majority in interest of the              charter (currently, 158,070,000 shares, including
 limited partners is required to admit additional limited            100,000,000 shares of common stock).
 partners.



                                                                     See "Description of Capital Stock" and our Proxy Statement
                                                                     that is incorporated by reference into this prospectus.

               Management Control-- Bay-Gard                                          Management Control-- Kimco

 All management powers over the business and affairs of              Kimco's board of directors has exclusive control over our
 Bay-Gard is vested in its general partner.  No limited              business affairs subject only to the applicable
 partner has any right to participate in or exercise                 provisions of Maryland law and Kimco's charter and bylaws.
 control or management power over the business and affairs
 of Bay-Gard, except for certain actions that require the
 consent of the limited partners.   Kimco Bradenton 698,
 Inc. may not be removed as general partner, with or
 without cause, except with Kimco Bradenton 698, Inc.'s
 consent.

                 Fiduciary Duties-- Bay-Gard                                           Fiduciary Duties-- Kimco

 Under Florida law, the general partner is accountable to            Under Maryland law, members of our board of directors
 Bay-Gard as a fiduciary and, consequently is required to            must perform their duties in good faith, in a manner that
 exercise good faith and integrity in all of its dealings            they reasonably believe to be in the best interests of
 with respect to Bay-Gard's affairs.  The Bay-Gard partnership       Kimco and with the care of an ordinarily prudent person
 agreement generally provides that neither the general               in a like position.  Directors of Kimco who act in such a
 partner, nor any of its directors or officers will incur            manner generally will not be liable to us for monetary
 any liability to Bay-Gard or any limited partner for                damages by reason of being a member of the board of
 losses sustained, liabilities incurred, or benefits not             directors.
 obtained as a result of errors in judgment or for any act
 or omission or any mistake of law or fact if the general
 partner or such officer or director acted in good faith.
 In addition, the general partner is not responsible for
 any misconduct or negligence by the general partner's
 employees or other agents, provided the general partner
 appointed such agents in good faith.  The general partner
 may consult with legal counsel, accountants, appraisers,
 management consultants, investment bankers and other
 consultants and advisors, and any action the general
 partner takes or omits to take in reliance upon their
 opinion, as to matters which the general partner
 reasonably believes to be within their professional or
 expert competence, shall be conclusively presumed to have
 been done or omitted in good faith and in accordance with
 their opinion.

              Management Liability and                                              Management Liability and
             Indemnification-- Bay-Gard                                              Indemnification-- Kimco

 Bay-Gard has agreed to indemnify the general partner and            Our charter and bylaws provide that the liability of our
 any director or officer of the general partner from and             directors and officers to us and our stockholders for
 against all losses, claims, damages, liabilities, joint             money damages is limited to the fullest extent permitted
 or several, expenses (including legal                               under Maryland law.  Maryland permits


 fees and expenses), judgments, fines, settlements and other         the liability of directors and officers to a corporation, or
 amounts incurred in connection with any actions relating to         to its shareholders, for money damages to be limited, except
 the operations of Bay-Gard in which the general partner, or         (1) to the extent that it is proved that the director or
 the general partner's directors, officers or agents, are            officer actually received an improper benefit or profit,
 involved, unless (1) the act taken by the general partner, or       or (2) if the judgment or other final adjudication is
 such directors, officers or agents, was in bad faith or was         entered in a proceeding based on a finding that the
 the result of active and deliberate dishonesty and was              director's or officer's action, or failure to act, was a
 material to the action, (2) the general partner, or such            result of active or deliberate dishonesty and was
 directors, officers or agents, received an improper                 material to the cause of action adjudicated in the
 personal benefit, or (3) in the case of any criminal                proceeding.
 proceeding, the general partner, or such directors,
 officers or agents, had reasonable cause to believe the             Section 14 of our bylaws provides that Kimco shall
 act was unlawful.  Bay-Gard may reimburse the reasonable            indemnify and hold harmless, in the manner and to the
 expenses incurred by the general partner, or such                   fullest extent permitted by Maryland law, without
 directors, officers or agents, in advance of the final              requiring a preliminary determination of the ultimate
 disposition of the proceeding if either the general                 entitlement to indemnification, any person who (1) is or
 partner, or the directors, officers or agents, provide              was a  director or officer of Kimco, or (2) as a director
 Bay-Gard with an affirmation of our or their good faith             or officer of Kimco, is or was serving at the request of
 belief that the standard of conduct necessary for                   Kimco as a director, officer, trustee, partner, member,
 indemnification has been met and an undertaking to repay            agent or employee of another corporation, partnership,
 the amount of the reimbursed expenses if it is determined           limited liability company, association, joint venture,
 that such standard was not met.  No partner of Bay-Gard,            trust, benefit plan or other enterprise and is made a
 including the general partner, is obligated to make                 party to a proceeding by reason service in such capacity.
 capital contributions to enable Bay-Gard to fund these
 indemnification obligations.                                        Kimco may, with approval of its board of directors,
                                                                     provide such indemnification to a person who served a
                                                                     predecessor of Kimco in such capacity described above and
                                                                     to any employee or agent of Kimco or a predecessor of
                                                                     Kimco.

             Anti-takeover Provisions-- Bay-Gard                                   Anti-takeover Provisions-- Kimco

 Except in limited circumstances (See "--Voting Rights--             Our charter and bylaws contain provisions that may have
 Bay-Gard" below), the general partner has exclusive                 the effect of delaying or discouraging a proposal for the
 management power over the business and affairs of Bay-Gard.         acquisition of Kimco or the removal of incumbent
 Accordingly, the general partner may hinder the ability             management.  These provisions include, among others,
 of Bay-Gard to engage in a merger transaction or other              provisions designed to avoid concentration of share
 business combination.  The general partner may not be               ownership in a manner that would jeopardize our status as
 removed as general partner by the other partners, with or           a REIT under the Code.  See "Description of Capital
 without cause, unless the general partner consents to               Stock."
 such removal.  Under the Bay-Gard partnership agreement,
 the general partner may generally enter into a merger, or
 similar transaction without the consent of the limited
 partners.  Nonetheless, the consent of the limited
 partners is required for certain sales of real property,
 which may hinder the ability of Bay-Gard to enter into
 business combinations.  A limited partner may generally
 transfer all or any portion of its partnership interest in
 Bay-Gard only with the



 consent of the general partner, such consent not to be unreasonably withheld. Limited partners may transfer their interest in Bay-Gard in limited circumstances, including transfers to certain family members, as a gift, to other limited partners and, if the limited partner is not a natural person, to its stockholders, partners or owners.
 The transfer restrictions of Bay-Gard limited partnership interests are complex and the Bay-Gard partnership agreement should be reviewed in its entirety by a qualified advisor prior to the taking of an investment decision.

                 Voting Rights-- Bay-Gard                                               Voting Rights-- Kimco

 Under the Bay-Gard partnership agreement, limited                   Kimco's directors are elected at the annual meeting of
 partners have voting rights only as to specified matters            stockholders and serve one year terms with the exception
 including, (1) amending the Bay-Gard partnership agreement,         that vacancies on the board are filled by a majority vote
 except in limited circumstances, (2) confessing a judgment          of Kimco's directors, and directors so appointed serve
 against Bay-Gard, (3) instituting proceedings in                    until the next annual meeting of stockholders.
 bankruptcy on behalf of Bay-Gard, making an assignment
 for the benefit of creditors, or appointing or                      Maryland law requires that certain major corporate
 acquiescing to the appointment of any receiver,                     transactions, including most amendments to Kimco's
 transferor, assignor, liquidation, or other similar                 charter, may not be consummated without the approval of
 official for the assets of Bay-Gard, (4) approving the              stockholders.  All shares of common stock have one vote
 transfer of the general partner's interest to any person            per share.  See "Description of Capital Stock."
 or entity other than Bay-Gard, (5) admitting any
 additional or substitute general partners, and (6)
 admitting any additional partners.

The following is a comparison of the voting rights of the Bay-Gard limited partners and Kimco stockholders as they relate to certain major transactions:

          Amendment of the Partnership
             Agreement-- Bay-Gard                                                Amendment of the Charter-- Kimco
Bay-Gard's partnership agreement may be amended with the             Under Maryland law, amendments to Kimco's charter must
consent of a majority in interests of the limited                    be approved by the board of directors and by the vote of
partners.  The general partner may amend the partnership             at least two-thirds of the votes entitled to be cast at
agreement without the consent of the limited partners if             a meeting of stockholders.  See "Description of Capital
the purpose or the effect of such amendment is to make               Stock."
inconsequential changes, add to the obligations of the
general partner or surrender any right or power granted to
the general partner for the benefit of the limited
partners, to reflect the admission, substitution,
termination or withdrawal of partners, to cure any
ambiguity, correct or supplement the partnership
agreement, to satisfy condition or guidelines of orders,
directives, opinions, rulings or regulations of a federal
or state


agency or contained in federal or state law, comply with any federal or state agency rulings, guidelines or directives, or as are necessary for Kimco to maintain its status as a REIT.

        Vote Required to Dissolve; Vote Required to                         Vote Required to Dissolve; Vote Required to
              Sell Assets or Merge-- Bay-Gard                                        Sell Assets or Merge-- Kimco

The general partner is not permitted to dissolve Bay-Gard            Under Maryland law, our board of directors must obtain
or, except in connection with a tax-free exchange, sell,             approval of holders of at least two-thirds of the
dispose of, exchange or transfer all or substantially all            outstanding common stock to dissolve Kimco.
of the properties owned by Bay-Gard prior to May 15, 2003,
as long as the limited partners who acquired their limited
partnership units in exchange for the contribution of
properties to Bay-Gard own at least 15% of the aggregate
limited partnership units.

           Compensation, Fees and Distributions--                             Compensation, Fees and Distributions--
                         Bay-Gard                                                              Kimco

Kimco does not receive directly any compensation from                Our officers and outside directors receive compensation
Bay-Gard.  Bay-Gard's general partner, a wholly owned                for their services as more fully described in the Proxy
subsidiary of Kimco, receives allocations and                        Statement incorporated by reference into this prospectus.
distributions in amounts that are dependent upon the
financial performance of Bay-Gard.

              Liability of Investors-- Bay-Gard                                    Liability of Investors-- Kimco

Under the Bay-Gard partnership agreement and Florida law,            Under Maryland law, our stockholders generally are not
the liability of the limited partners for the debts and              personally liable for Kimco's debts or obligations.
obligations of Bay-Gard is generally limited to the amount
of their investment in Bay-Gard, together with their
interest in any undistributed income.

                   Liquidity-- Bay-Gard                                                    Liquidity-- Kimco

Limited partners may generally transfer their limited                Shares of our common stock issued pursuant to this
partnership units only with the consent of the general               prospectus will be freely transferable, subject to
partner, which consent shall not be unreasonably                     prospectus delivery and other requirements of the
withheld.  Also see "--Anti-takeover Provisions-- Bay-Gard"          Securities Act.
above.  The general partner has the right to receive an
opinion of counsel in connection with the transfer of a              Our common stock is listed on the NYSE.  The breadth and
partnership interest to the effect that the transfer may             strength of this secondary market will depend, among
be effected without registration under the Securities Act            other things, upon the number of shares outstanding, our
and will not otherwise violate any applicable federal or             financial results and prospects, the general interest in
state securities law.                                                our and other real estate investments, and our dividend
                                                                     yield compared


                                                                     to that of other debt and equity securities.

                      Taxes-- Bay-Gard                                                        Taxes-- Kimco

Bay-Gard itself is not subject to federal income taxes.              Distributions made by us to our taxable domestic
Instead, each holder of limited partnership units includes           stockholders out of current or accumulated earnings and
its allocable share of Bay-Gard's taxable income or loss             profits will be taken into account by them as ordinary
in determining its individual federal income tax                     income.  Distributions that are designated as capital
liability.  Cash distributions from Bay-Gard are not                 gain dividends generally will be taxed as gains from the
taxable to a holder of limited partnership units except to           sale or disposition of a capital asset at a rate of 20%
the extent they exceed such holder's basis in its interest           or 25%.  Distributions in excess of current or
in Bay-Gard, which will include such holder's allocable              accumulated earnings and profits will be treated as a
share of Bay-Gard's non-recourse debt.                               non-taxable return of basis to the extent of a
                                                                     stockholder's adjusted basis in its common stock, with
Depending on facts that are particular to each limited               the excess taxed as capital gain.  See "Federal Income
partner, a limited partner's allocable share of income or            Tax Considerations."
loss from Bay-Gard may be subject to "passive activity"
limitations.  Under the "passive activity" rules, a                  Dividends paid by us will be treated as "portfolio"
limited partner's allocable share of income and loss from            income and cannot be offset with losses from "passive
Bay-Gard that is considered "passive" generally can be               activities."
offset against a limited partner's income and loss from
other investments that constitute "passive activities."              Stockholders who are individuals generally will not be
                                                                     required to file state income tax returns and/or pay
Limited partners are required, in some cases, to file                state income taxes outside of their state of residence
state income tax returns and/or pay state income taxes in            with respect to our operations and distributions.  Kimco
the states in which Bay-Gard owns property, even if they             may be required to pay state income taxes in certain
are not residents of those states.                                   states.


                        FEDERAL INCOME TAX CONSIDERATIONS

The following summary of material Federal income tax considerations regarding us and the common stock we are registering is based on current law, is for general information only and is not tax advice. The tax treatment to holders of common stock will vary depending on a holder's particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of limited partnership units or common stock in light of his or her personal investments or tax circumstances, or to certain types of holders subject to special treatment under the Federal income tax laws, except to the extent discussed under the headings "--Taxation of Tax-Exempt Stockholders" and "--Taxation of Non-U.S. Stockholders" below. Holders of limited partnership units or common stock subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to holders of limited partnership units or common stock.

The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the "IRS") (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and court decisions, all as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect, perhaps retroactively, the tax considerations described herein. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or a court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS.

You are advised to consult your tax advisor regarding the specific tax consequences to you of the disposition of limited partnership units and the acquisition, ownership and sale of our common stock, including the federal, state, local, foreign and other tax consequences of such disposition, acquisition, ownership and sale and of potential changes in applicable tax laws.

Tax Consequences of Exchange of Units

If you exchange your units for cash or shares of our common stock, you will recognize gain or loss because the exchange is a taxable transaction.
Depending upon your particular situation, it is possible that the amount of gain you recognize or even your tax liability resulting from the gain could exceed the amount of cash and the value of shares of common stock you receive upon the exchange. You are advised to consult your own tax advisors regarding the specific tax consequences of the exchange of limited partnership units including the federal, state, local, foreign or other tax consequences of this transaction.

Taxation of Kimco Realty Corporation as a REIT

General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year that began January 1, 1992. We believe we have been organized and have operated in a manner that allows us to qualify for taxation as a REIT under the Code commencing with our taxable year that began January 1, 1992. We intend to continue to operate in this manner. Nonetheless, our qualification and taxation as a REIT depends upon our ability to meet (through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "--Failure to Qualify."

The sections of the Code that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" (once at the corporate level when earned and once again at the stockholder level when distributed) that generally results from investment in a corporation. We will, however, be subject to Federal income tax as follows:

First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Second, we may be subject to the "alternative minimum tax" on our items of tax preference under some circumstances.

Third, if we have (a) net income from the sale or other disposition of "foreclosure property" (defined generally as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property) that is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

Fourth, we will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property).

Fifth, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (b) a fraction intended to reflect our profitability, if we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have maintained our qualification as a REIT because we satisfied certain other requirements.

Sixth, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

Seventh, if we acquire any asset (a "Built-In Gain Asset") from a corporation that is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period (the "Recognition Period") beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on this gain to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, determined as of the beginning of the Recognition Period). The results described in this paragraph with respect to the recognition of Built-In Gain assume that we will make an election pursuant to IRS Notice 88-19 and that the availability or nature of such election is not modified as proposed in the Clinton Administration's fiscal year 2000 budget proposal.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1)  that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)  that is beneficially owned by 100 or more persons;

(6) of which during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, actually or constructively, by five or fewer individuals, as defined in the Code to include the entities set forth in Code section 542(a)(2).

(7) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and some other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of pension funds.

We believe that we have satisfied each of these conditions. In addition, our charter provides for restrictions regarding transfer and, in certain cases, ownership of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirement described in (5) and (6) above. These ownership and transfer restrictions are described above under the heading "Description of Capital Stock--Transfer Restrictions, Redemption and Business Combination Provisions." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See "--Failure to Qualify" below.

In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have and intend to continue to have a calendar taxable year.

We own, directly or indirectly, interests in various partnerships and limited liability companies (the "Partnerships"). In the case of a REIT that is a partner in a partnership or member of a limited liability company that is taxable as a partnership for Federal income tax purposes, IRS regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company (as the case may be), and the REIT will be deemed to be entitled to the income of the partnership or limited liability company (as the case may be) attributable to such share. The character of the assets and gross income of the partnership or limited liability company (as the case may be) retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets, liabilities and items of income of the Partnerships is treated as our assets, liabilities and items of income for purposes of applying the requirements described in this prospectus (including the income and asset tests described below).

We own a number of properties through subsidiaries. Code Section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, our "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and such items. A qualified REIT subsidiary will not be subject to Federal income tax, and our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitutes more than 10% of such issuer's voting securities or more than 5% of the value of our total assets. We have received a ruling from the IRS to the effect that all subsidiaries that were held by us prior to January 1, 1992, the effective date of our election to be taxed as a REIT will be qualified REIT subsidiaries upon such effective date of our REIT election. Moreover, with respect to each of our wholly-owned subsidiaries formed subsequent to January 1, 1992, we have owned 100% of the stock of such subsidiary at all times during the period such subsidiary has been in existence. Therefore, all of our wholly-owned subsidiaries are "qualified REIT subsidiaries." For tax years beginning or after January 1, 1998, any corporation wholly-owned by a REIT is permitted to be treated as a "qualified REIT subsidiary" regardless of whether such subsidiary has always been owned by a REIT.

Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions) from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions) from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of the amount depends in whole or in part on the income or profits of any person. Nevertheless, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

o the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales;

o the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the interests in such tenant (a "Related Party Tenant");

o if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property"; and

o for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property.

We generally do not and will not:

o charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above);

o    rent any property to a Related Party Tenant;

o derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease); or

We directly perform services under some of our leases. We received a ruling from the IRS providing that the performance of the types of services provided by us will not cause the rents received with respect to such leases to fail to qualify as "rents from real property".

Notwithstanding the foregoing, we may have taken and may continue to take certain of the actions set forth above to the extent these actions will not, based on the advice of our tax counsel, jeopardize our status as a REIT.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under specific provisions of the Code. Generally, we may avail ourselves of the relief provisions if:

o our failure to meet these tests was due to reasonable cause and not due to willful neglect;

o we attach a schedule of the sources of our income to our Federal income tax return; and

o any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "Taxation of Kimco Realty Corporation--General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our excess net income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income. Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any of the Partnerships) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our properties (and other properties) and to make occasional sales of our properties as are consistent with our investment objectives. The IRS, however, may contend that that one or more of these sales is subject to the 100% penalty tax.

Asset Tests. At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets (including assets held by our qualified REIT subsidiaries and our allocable share of the assets held by the Partnerships) must be represented by real estate assets, cash, cash items held for one year or less and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer's outstanding voting securities.

We own 100% of the nonvoting preferred stock of Kimco Realty Services, Inc. (the "Management Company"). We do not and will not own any of the voting securities of the Management Company, and therefore we will not be considered to own more than 10% of the voting securities of the Management Company. In addition, we believed that the value of the securities of the Management Company to be held by us did not exceed at any time up to and including the date of this Prospectus 5% of the total value of our assets and will not exceed such amount in the future. No independent appraisals, however, will be obtained to support this conclusion. As such, there can be no assurance that the IRS will not contend that the value of the securities of the Management Company held by us exceeds the 5% value limitation.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter (including as a result of our increasing our interest in one or more of the Partnerships if the applicable Partnership owns non-qualifying assets), we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to the sum of 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and 95% of our net income (after tax), if any, from foreclosure property, minus the excess of the sum of particular items of our noncash income (i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of our "REIT taxable income" as described above. In addition, if we dispose of any Built-In Gain Asset during its Recognition Period, we would be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions are taxable to holders of our capital stock (other than tax-exempt entities, as discussed below) in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 95% distribution requirement. The amount distributed must not be preferential--e.g., every shareholder of the class of stock to which a distribution is made must be treated the same as every other shareholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

It is possible that from time to time we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, to meet the distribution requirements we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends.

We may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. Nonetheless, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Furthermore, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief. In addition, the Clinton Administration's fiscal year 2000 budget proposal contains a provision which, if enacted in its present form, would result in immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 2000. If enacted, this provision could effectively preclude us from re-electing to be taxed as a REIT following a loss of our status as a REIT.

Proposed Legislation

The Clinton Administration's fiscal year 2000 budget proposal, announced February 1, 1999, includes a proposal that would limit a REITs ability to own more than 10% by vote or value of the stock of another corporation. As discussed above under the heading "Taxation of Kimco Realty Corporation -- Asset Tests," a REIT cannot currently own more than 10% of the outstanding voting securities of any one issuer. The budget proposal would allow a REIT to own all or a portion of the voting stock and value of a "taxable REIT subsidiary" provided all of a REIT's taxable subsidiaries do not represent more than 15% of the REIT's total assets. In addition under the budget proposal, a "taxable REIT subsidiary" would not be entitled to deduct any interest on debt funded directly or indirectly by the REIT. The budget proposal, if enacted in its current form, may require that we restructure our interest in the Management Company because we currently own more than 10% of the value of the Management Company and because we have loaned funds to the Management Company. The budget proposal, if enacted in its current form, would be effective after the date of its enactment and would provide transition rules to allow corporations, like the Management Company to convert into "taxable REIT subsidiaries" tax-free. It is presently uncertain whether any proposal regarding REIT subsidiaries, including the budget proposal, will be enacted, or if enacted, what the terms of such proposal, including its effective date, will be.

Taxation of Taxable U.S. Stockholders

As used below, the term "U.S. Stockholder" means a holder of shares of common stock who (for United States Federal income tax purposes):

o    is a citizen or resident of the United States;

o is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

o is an estate the income of which is subject to United States Federal income taxation regardless of its source; or

o is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. Stockholders.

Distributions Generally. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. Stockholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations.

To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Stockholder. This treatment will reduce the adjusted basis which each U.S. Stockholder has in his shares of stock for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Stockholder's adjusted basis in his shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year.

Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. Stockholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the character of the assets which produced these gains, and on designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. Stockholder of our shares will not be treated as passive activity income. As a result, U.S. Stockholders generally will not be able to apply any "passive losses" against this income or gain. Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income in some circumstances.

Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. Stockholder generally would:

o include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

o be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Stockholder's long-term capital gains;

o    receive a credit or refund for the amount of tax deemed paid by it;

o increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

o in the case of a U.S. Stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

Dispositions of Common Stock

If you are a U.S. Stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset and will be long-term capital gain or loss if you have held the common stock for more than one year. In general, if you are a U.S. Stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less (after applying holding period rules set forth in the Code), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

We report to our U.S. Stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See "--Taxation of Non-U.S. Stockholders."

Taxation of Tax-Exempt Stockholders

The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder (except tax-exempt shareholders described below) has not held its shares as "debt financed property" within the meaning of the Code (generally, shares of common stock, the acquisition of which was financed through a borrowing by the tax exempt stockholder) and the shares are not otherwise used in a trade or business, dividend income from us will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt shareholder has held its shares as "debt financed property" within the meaning of the Code or has used the shares in its trade or business.

For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which:

o    is described in Section 401(a) of the Code;

o    is tax-exempt under Section 501(a) of the Code; and

o    holds more than 10% (by value) of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

A REIT is a "pension held REIT" if:

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

o it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

o either at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, holds in the aggregate more than 50% (by value) of the interests in the REIT.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of:

o the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to

o    the total gross income of the REIT.

A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts.

Taxation of Non-U.S. Stockholders

When we use the term "Non-U.S. Stockholder," we mean a holder of shares of common stock who (for United States Federal income tax purposes):

o    is a nonresident alien individual; or

o    is a foreign corporation, foreign partnership or trust.

The rules governing United States Federal income taxation of Non-U.S. Stockholders are complex, and we are providing only a brief summary of these rules. This summary does not address all aspects of United States Federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that we qualify for taxation as a REIT. If you are a prospective Non-U.S. Stockholder, you should consult with your own tax advisers to determine the impact of Federal, state, local and foreign income tax laws on an investment in our common stock, including any reporting requirements.

Distributions. A distribution to a Non-U.S. Stockholder will be treated as a dividend of ordinary income to the extent the distribution is made out of our current or accumulated earnings and profits as long as the following are true:

o the distribution is not attributable to gain from the sale or exchange of United States real property interests; and

o    we have not designated the distribution as a capital gains dividend.

Distributions treated as a dividend of ordinary income will generally be subject to withholding of United States federal income tax on a gross income basis (that is, without allowance of deductions) at a 30% rate unless an applicable tax treaty reduces that rate. However, distributions treated as a dividend of ordinary income will be subject to a federal income tax on a net basis (that is, after allowance of deductions) when the dividend is treated as effectively connected with the Non-U.S. Stockholder's conduct of a United States trade or business or, if an income tax treaty applies, as attributable to a United States permanent establishment of the Non-U.S. Stockholder. In this event, as long as certain certification and disclosure requirements are met, the dividend will be taxed at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such dividends and will generally not be subject to withholding. Any such dividends received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty (the "Branch Profits Tax").

Under current Treasury regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of the country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. Under new Treasury regulations generally effective for distributions paid after December 31, 1999, a Non-U.S. Stockholder who wished to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. We describe these Treasury regulations in greater detail below under the heading "--New Withholding Regulations." Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT.

If we make a distribution in excess of our current or accumulated earnings and profits, the distribution will not be taxable to a Non-U.S. Stockholder to the extent it does not exceed the adjusted basis of the stockholder's stock. Instead, the distribution will reduce the adjusted basis of the stockholder's stock. If the distribution does exceed the adjusted basis of a Non-U.S. Stockholder's stock, the distribution will result in gain from the sale or exchange of the Non-U.S Stockholder's stock. We discuss the tax treatment of this gain in further detail below. For withholding purposes, we are required to treat all distributions as if made out of our current or accumulated earnings and profits. However, the IRS will generally refund amounts that are withheld if it is determined that the distribution was, in fact, in excess of our current or accumulated earnings and profits.

Distributions to a Non-U.S. Stockholder that we properly designate as a capital gains dividend at the time of distribution that does not arise from our disposition of a United States real property interest generally will not be subject to United States federal income taxation unless any of the following are true:

o investment in the stock is effectively connected with the Non-U.S. Stockholders United States trade or business, in which case the Non-U.S. Stockholder will be taxed on the gain at the same rates as U.S. Stockholders (except that a stockholder that is a foreign corporation may also be subject to the 30% Branch Profits Tax, as discussed above); or

o the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-resident alien individual will be taxed at a rate equal to 30% of the individual's capital gains.

Distributions to a Non-U.S. Stockholder that are attributable to gain from our sale or exchange of United States real property interests will cause the Non-U.S. Stockholder to be treated as recognizing this gain as income effectively connected with a United States trade or business. Non-U.S. Stockholders would generally be taxed at the same rates as U.S. Stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals) on these distributions. Also, a Non-U.S. Stockholder that is a corporation may be subject to a 30% Branch Profits Tax on this distribution as discussed above. We are required to withhold 35% of any such distribution. This amount is creditable against the Non-U.S. Stockholder's United States Federal income tax liability.

We or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of non-foreign status on Form W-8 or Form W-9 to determine whether withholding is required on gains realized from the disposition of United States real property interests. A domestic person who holds shares of common stock on behalf of a Non-U.S. Stockholder will bear the burden of withholding, provided that we have properly designated the appropriate portion of a distribution as a capital gain dividend.

Sale of Stock. Unless our common stock constitutes a "United States real property interest" within the meaning of FIRPTA, a sale or exchange of common stock by a Non-U.S. Stockholder generally will not be subject to United States Federal income taxation. Our stock will not constitute a "United States real property interest" if we are a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period Non-U.S. Stockholders held, directly or indirectly, less than 50% in value of the REIT's shares.

If we are not or cease to be a "domestically-controlled REIT," a Non-U.S. Stockholder's sale or exchange of shares of common stock would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest," assuming our common stock is regularly traded (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange), only if the seller owned (actually or constructively) more than 5% of our common stock during the applicable testing period. If gain on the sale or exchange of shares of stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same United States Federal income tax treatment with respect to the gain as a U.S. Stockholder (subject to any applicable alternative minimum tax, a special alternate minimum tax, in the case of nonresident alien individuals and the possible application of the 30% Branch Profits Tax in the case of foreign corporations), and the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price.

Notwithstanding the foregoing, if you are a Non-U.S. Stockholder and you recognize gain from the sale or exchange of shares of our common stock and the gain is not subject to FIRPTA, the gain will be subject to United States taxation if:

o your investment in the stock is effectively connected with a United States trade or business (or, if an income treaty applies, is attributable to a United States permanent establishment); or

o you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and you have a "tax home" in the United States. In this case, you will be subject to a 30% United States withholding tax on the amount of your gain.

Backup Withholding Tax and Information Reporting. Backup withholding tax generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements. Non-U.S. Stockholders will not be subject to backup withholding tax and information reporting for distributions they receive that are treated as:

o dividends subject to the 30% (or lower treaty rate) withholding tax discussed above;

o    capital gains dividends; or

distributions attributable to gain from our sale or exchange of United States real property interests.

As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of stock by a foreign office of a broker that:

o    is a United States person;

o derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; or

o is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States stockholders) for United States tax purposes.

Information reporting will not apply if the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of stock is subject to both backup withholding and information reporting unless the stockholder certifies under penalties of perjury that the stockholder is a Non-U.S. Stockholder, or otherwise establishes an exemption. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

New Withholding Regulations. You should be aware that regulations dealing with withholding tax on income paid to foreign persons and related matters were recently promulgated. In general, the new withholding regulations do not significantly change the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. For example, the new withholding regulations adopt a certification rule under which a foreign stockholder who wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a United States corporation will be required to satisfy certain certification and other requirements. In addition, the new withholding regulations require a corporation that is a REIT to treat as a dividend the portion of a distribution that is not designated as a capital gain dividend or return of basis and apply the 30% withholding tax (subject to any applicable deduction or exemption) to such portion, and to apply the FIRPTA withholding rules (discussed above) with respect to the portion of the distribution designated by the REIT as capital gain dividend. The new withholding regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. You should be aware that the discussion under "taxation of non-U.S. Stockholders" does not give effect to these new withholding regulations. We strongly urge prospective non-U.S. Stockholders to consult their own tax advisors for information on these new withholding regulations.

Other Tax Consequences

We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business and our stockholders may be subject to state or location taxation in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the Federal income tax consequences discussed above. In addition, your state and locate tax treatment may not conform to the Federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on a disposition of limited partnership units or an investment in our shares.

                                 SELLING HOLDERS

As of April 1, 1999 the only holders of limited partnership units are Midway Holdings, Inc., Milner Investment Corp., Fargo Investments, Palmetto Holdings I, Inc. and J.B. Baldwin Land Co., whose only material relationship with Kimco has been the formation of Bay-Gard and the ownership of the limited partnership units. As of April 1, 1999, the only securities of Kimco beneficially owned by these holders are 4,973,196 limited partnership units. The limited partnership units may be exchanged for shares of our common stock or cash. Each limited partner shall receive the number of shares of our common stock that is equal to the number of units tendered times an exchange factor, or, in lieu of issuing common stock upon the tendering of the limited partnership units, Kimco may, at its option, issue cash in an amount equal to the value of an equivalent number of shares of our common stock. See "Exchange of Limited Partnership Units--Terms of Exchange"

Because the limited partners that receive our common stock may subsequently sell all, some or none of their common stock shares (such holders being "selling holders") and because we may elect to pay cash or common stock in exchange for tendered limited partnership units, no estimate can be made of the aggregate number of shares that will be owned by each tendering limited partner upon completion of the offering to which this prospectus relates or that are subsequently to be offered by such tendering holders hereby.

Pursuant to the Bay-Gard partnership agreement, the limited partners may transfer limited partnership units under certain circumstances. Such transferees of the limited partners may also be selling holders under this prospectus. One or more supplemental prospectuses may be filed pursuant to Rule 424 under the Securities Act to set forth the required information regarding any additional selling holders of our common stock.

                              PLAN OF DISTRIBUTION

This prospectus relates to:

     (1) the possible issuance by Kimco of the shares of our common stock if, and to the extent that, holders of limited partnership units tender their units for exchange; and

     (2) the offer and sale from time to time of any shares that may be issued to such limited partners.

We have registered the shares for sale to provide the holders thereof with freely tradable securities, but registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders.

We will not receive any proceeds from the issuance of shares of our common stock in exchange for Bay-Gard limited partnership units or from the subsequent offering of such shares by their holders. Shares of our common stock may be sold from time to time directly by any of the shareholders. Alternatively, common stockholders may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling holders and/or the purchasers of shares for whom they may act as agent. The sale of the shares by their holders may be effected from time to time in one or more negotiated transactions at negotiated prices or in transactions on any exchange or automated quotation system on which the securities may be listed or quoted. The selling holders and any dealers or agents that participate in the distribution of shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act and any profit on the sale of shares of our common stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

To comply with state securities laws, the shares of our common stock will not be sold in a particular state unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

One or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act to describe any material arrangements for the distribution of the shares when such arrangements are entered into by the selling holders and any broker-dealers that participate in the distribution of shares of our common stock.

                                  LEGAL MATTERS

The legality of the issuance of the shares of our common stock has been passed upon for Kimco by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Tax matters described under "Certain Federal Income Tax Considerations" has been passed upon for Kimco by Latham & Watkins, New York, New York.

                                     EXPERTS

The consolidated financial statements of Kimco Realty Corporation as of December 31, 1998 and 1997, and for the three years in the period ended December 31, 1998, from the Company's Annual Report on Form 10-K for the year ended December 31, 1998, have been incorporated by reference in the registration statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, as experts in accounting and auditing.

                            KIMCO REALTY CORPORATION


                                 170,000 Shares
                                  Common Stock


                                   PROSPECTUS

You should rely only on the information contained in this document or in documents that Kimco has referred you to. Kimco has not authorized anyone to provide you with information that is different.

This prospectus is not an offer to sell or a solicitation of an offer to buy any security other than the shares of common stock offered. This prospectus is not an offer to sell or a solicitation of an offer to buy securities to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date on the prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

                                 April 29, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.

     The estimated expenses, in connection with this offering are estimated as follows:

     SEC Registration Fee............................................  $ 1,827
     Printing and shipping expenses..................................  $ 5,000
     Legal fees and expenses.........................................  $15,000
     Accounting fees and expenses....................................  $ 2,500
     Miscellaneous...................................................  $   500
                                                                       --------
          Total......................................................  $24,827

Item 15.  Indemnifications of Directors and Officers.

The Maryland General Corporation Law (the "MGCL") permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Kimco's Charter contains such a provision, which eliminates such liability to the maximum extent permitted by Maryland law.

         Kimco's charter authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director of Kimco and at the request of Kimco, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Kimco's bylaws obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of Kimco and at the request of Kimco, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The charter and bylaws also permit Kimco to indemnify and advance expenses to any person who served a predecessor of Kimco in any of the capacities described above and to any employee or agent of Kimco or a predecessor of Kimco.

         The MGCL requires a corporation (unless its charter provides otherwise, which Kimco's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires Kimco, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by Kimco as authorized by the bylaws and
(b) a written statement by or on his behalf to repay the amount paid or reimbursed by Kimco if it shall ultimately be determined that the standard of conduct was not met.

Item 16.  Exhibits.

3.1 -- Articles of restatement of Kimco Realty Corporation (incorporated herein by reference to exhibit 3.1 to our annual report on form 10-K for the year ending December 31, 1994).
3.2 -- Amended and restated bylaws of Kimco Realty Corporation (incorporated herein by reference to exhibit 3.2 to our annual report on form 10-K for the year ended December 31, 1994).
3.3 -- Articles Supplementary relating to the 8 1/2% Class B Cumulative Redeemable Preferred Stock, par value $1.00 per share, of the
          Company, dated July 25, 1995 (incorporated by reference to
          Exhibit 3.3 to the Company's Annual Report on Form 10-K for the
          year ended December 31, 1995.
3.4 -- Articles Supplementary relating to the 8 3/8% Class C Cumulcative Redeemable Preferred Stock, par value $1.00 per share, of the
          Company, dated April 9, 1996 (incorporated by reference to
          Exhibit 3.4 to the Company's Annual Report on Form 10-K for the
          year ended December 31, 1996).
3.5 -- Articles Supplementary relating to the 7 1/2% Class D Cumulative Convertible Preferred Stock, par value $1.00 per share, of the Company, dated May 14, 1998 (incorporated by reference to the Company's and The Price REIT, Inc.'s Joint Proxy/Prospectus on
          Form S-4 No. 333-52667).
4(a)   -- Form of Common Stock Certificate (filed as Exhibit 4(h) to
          Registrant's Registration Statement on Form S-3, dated May 30, 1996, File No. 333-4833).
5      -- Opinion of Ballard Spahr Andrews & Ingersoll, LLP.*
8      -- Opinion of Latham & Watkins regarding tax matters.*
10(a)  -- Amended and restated limited partnership agreement of Bay-Gard, Ltd., dated May 15, 1998.*
10(b)  -- Contribution Agreement, dated April 6, 1998, as amended.*
10(c)  -- Registration Right Agreement, dated May 15, 1998.*
23(a)  -- Consent of PricewaterhouseCoopers LLP.*
  (b)  -- Consent of Latham & Watkins (included in Exhibit 8).
  (c)  -- Consent of Ballard Spahr Andrews and Ingersol, LLP (included in
          Exhibit 5).
24     -- Power of Attorney included on signature page in Part II of the initial
          Registration Statement.

-------------------
*  Filed herewith.

Item 17.  Undertakings.

     (a)      The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      (A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"):

                      (B) To reflect in the prospectus any facts or events
              arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set for the in the "Calculation of Registration Fee" table in the effective registration statement.

                      (C) To include any material information with respect to
              the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(A) and (a)(1)(B) above may be contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of New Hyde Park, State of New York, on this 29 day of April, 1999.

                                       KIMCO REALTY CORPORATION


                                       By: /s/ Milton Cooper
                                          --------------------------------------
                                                        Milton Cooper
                                             Chairman of the Board of Directors
                                                             and
                                                   Chief Executive Officer


                                POWER OF ATTORNEY

     Each person whose signature appears below appoints Milton Cooper and Michael V. Pappagallo, and both or either of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement thereto pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


              Signature                                 Title                                        Date
              ---------                                 -----                                        ----

 /s/ Martin S. Kimmel                          Martin S. Kimmel, Director                            April 29, 1999
------------------------------------

                                          Milton Cooper, Chairman of the Board                       April 29, 1999
 /s/ Milton Cooper                            and Chief Executive Officer
------------------------------------


                                         Michael J. Flynn, Vice Chairman of the                      April 29, 1999
                                        Board of Directors, President and Chief
 /s/ Michael J. Flynn                              Operating Officer
------------------------------------



              Signature                                 Title                                        Date
              ---------                                 -----                                        ----

                                         Michael V. Pappagallo, Vice President                       April 29, 1999
 /s/ Michael V. Pappagallo                    and Chief Financial Officer
------------------------------------


 /s/ Richard G. Dooley                                  Director                                     April 29, 1999
------------------------------------
Richard G. Dooley


 /s/ Joe Grills                                         Director                                     April 29, 1999
------------------------------------
Joe Grills

 /s/ Frank Lourenso                                     Director                                     April 29, 1999
------------------------------------
Frank Lourenso


 /s/ Joseph K. Kornwasser                               Director                                     April 29, 1999
------------------------------------
Joseph K. Kornwasser
